ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102
October 8, 2010

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-74628
Attention:	H. Roger Schwall
Sirimal R. Mukerjee
Laura Nicholson

RE:	ConAgra Foods, Inc.
Form 10-K for Fiscal Year Ended May 30, 2010
Filed July 22, 2010
Definitive Proxy Statement on Schedule 14A
Filed August 9, 2010
File No. 1-07275
Ladies and Gentlemen:
          This letter sets forth the responses of ConAgra Foods, Inc. (the “Company”) to the Staff’s comment letter dated September 27, 2010 on the above referenced Form 10-K and Definitive Proxy Statement on Schedule 14A. The responses in this letter are keyed to correspond to the paragraphs of the comment letter. We have also included the comment along with our response to aid in the review process.
Form 10-K for the Fiscal Year Ended May 30, 2010 (the “Form 10-K”)
Exhibits and Financial Statement Schedules, page 87
1.	Please provide the basis for not filing any customer contracts in respect of Wal-Mart Stores, Inc. In that regard, we note your disclosure at page 6 that Wal-Mart Stores, Inc. and its affiliates accounted for approximately 18%, 17%, and 15% of your consolidated net sales for fiscal 2010, 2009, and 2008, respectively. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company sells its products to Wal-Mart Stores, Inc. and its affiliates (collectively, “Wal-Mart”) pursuant to numerous and frequent individual purchase orders placed by Wal-Mart. The purchase orders contain pricing and delivery terms and none of these purchase orders individually accounted for more than 10% of the Company’s consolidated net sales for the fiscal year ended May 30, 2010. There is no commitment for Wal-Mart to purchase from the Company, or for the Company to sell to Wal-Mart, any minimum level of product. The Company does not believe that the purchase orders with Wal-Mart are required to be filed as exhibits to the Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because they are ordinary course agreements upon which the Company’s business is not substantially dependent.
Exhibits 31.1 and 31.2
2.	We note the use of the word “presentation” instead of “preparation” in paragraph 4(b). Please tell us whether such replacement was a typographical error. In future filings, please file certifications that match exactly the form set forth in Item 601(b)(31) of Regulation S-K.

Response: The use of the word “presentation” instead of “preparation” in paragraph 4(b) was a typographical error. In future filings, the Company will file certifications that match exactly the form set forth in Item 601(b)(31) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A filed August 9, 2010 (the “Proxy Statement”)
Corporate Governance, page 5
Board Committees, page 8
3.	We note your disclosure under “Related-Party Transactions” on page 33 of your annual report for the fiscal year ended May 30, 2010 regarding related party transactions involving one of your directors. Please provide all of the information required by Item 404 of Regulation S-K, including, without limitation, the name of the related person, the approximate dollar value of the amount of the related person’s interest in the transaction and any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.

Response: The Company respectfully disagrees that disclosure is required under Item 404 of Regulation S-K. Although the Company included the disclosure found on page 33 of the Form 10-K under the heading “Related-Party Transactions,” the Company does not believe that the relationship disclosed meets the standard for a related party transaction set forth under Item 404 of Regulation S-K. Specifically, as disclosed under the sub-heading “Director Independence” on page 7 of the Proxy Statement, in the ordinary course of business and on an arm’s length basis, one of the Company’s subsidiaries was a customer for environmental engineering services from a subsidiary of an entity whose chief executive officer, Mogens C. Bay, serves on the Company’s Board of Directors. As disclosed under the sub-heading “Related-Party Transactions” on page 33 of the Form 10-K, payments to this firm for environmental and agricultural engineering services totaled approximately $0.3 million in fiscal 2010. The Company, however, has determined that Mr. Bay does not have a material direct or indirect interest in the commercial dealings between this firm and the Company’s subsidiary. Accordingly, the Company believes that no disclosure is required under Item 404(a) of Regulation S-K or otherwise. The Company nevertheless chose to inform investors of these commercial dealings voluntarily as information that may be of interest to stockholders. In future filings, the Company will modify the heading before this disclosure to help clarify that the information is provided because the Company believes the information is of interest to investors, although not technically required by Item 404 of Regulation S-K.
     In concluding that Item 404(a) did not require disclosure of the transaction, the Company analyzed both (a) whether a direct or indirect interest existed and (b) if so, whether such interest was material. The Company conducted the analysis in accordance with the Commission’s guidance in Release No. 33-8732A (the “Adopting Release”) concerning the analysis of materiality for purposes of Item 404(a) and considered the factors described in the Adopting Release, among others, in evaluating the potential materiality of any interest.
     In conducting the analysis described above, the Company noted the following facts, among others:
•	the total payments to the firm ($.3 million) were very small (0.002%) in relation to the total sales of the Company ($12.7 billion in fiscal 2010);

•	the total payments to the firm ($.3 million) were very small (0.017%) in relation to the total sales of the firm’s parent company ($1.8 billion in fiscal 2009); and

•	the transaction was not driven by the Company’s directors nor was the transaction the driven by discussions at senior levels of the Company.
After considering the totality of facts and circumstances, the Company concluded that, notwithstanding Mr. Bay’s position as chief executive officer of the firm’s parent company, he did not have a material direct or indirect interest in the transaction between the Company’s subsidiary and the firm. As a result, detailed disclosure about the transaction is not required under Item 404(a) of Regulation S-K.
Executive Compensation, page 19
4.	We note your disclosure at page 24 regarding the factors that your Human Resources Committee considered for fiscal 2010 when awarding incentive opportunities under the Management Incentive Plan and performance share plan for your named executive officers, and in determining option grant sizes. If material, please disclose for each named executive officer the committee’s determination for 2010 with respect to each of these factors when determining the range of payout options under your Management Incentive Plan, the number of options granted and the number of performance shares granted.

Response: In future filings, the Company will disclose the additional information referenced in comment 4. The following is an example of the type of additional disclosure the Company would expect to include in future filings (immediately following the comparable disclosure related to Mr. Rodkin). However, this example is provided based on the decision making processes employed for fiscal 2010. Future decisions may be impacted by other considerations and factors not mentioned here; the Company’s disclosure would be modified accordingly.
With respect to the other named executive officers, for fiscal 2010, the Committee reviewed a variety of factors when determining their annual and long-term incentive opportunities.
Of the group, Mr. Sharpe received the highest overall incentive compensation opportunities behind Mr. Rodkin in line with the Committee’s internal pay equity analysis. These opportunities reflected the Committee’s recognition and valuation of Mr. Sharpe’s significant responsibilities, which included serving as the President of our Commercial Foods business (which in fiscal 2010 represented 34% of the Company’s net sales), as well as leading the Company’s Communications and Governmental Affairs functions and Human Resources function after Mr. Perez’s departure in December 2009. They also reflected Mr. Sharpe’s extensive skills and prior experience in a wide variety of roles within consumer packaged goods companies. In addition, the Committee noted that Mr. Sharpe’s employment agreement with the Company provides for a targeted opportunity of 100% of salary.
Messrs. Gehring and Hawaux received similar incentive compensation opportunities under the annual and long-term programs in line with the Committee’s internal pay equity analysis that they occupy similar positions of responsibility after Messrs. Rodkin and Sharpe. Their incentive compensation opportunities primarily reflected the broad and significant scope of their responsibilities and the importance of their positions to the Company among our named executive officers, as subjectively evaluated by the Committee. Mr. Gehring is the Company’s Chief Financial Officer, and has responsibility for key areas such as accounting, treasury, risk, investor relations, corporate strategy and planning. Mr. Hawaux is the President of Consumer Foods, an operating segment that in fiscal 2010 represented 66% of the Company’s net sales and represents a key strategic element of our business. He also has responsibility for our information technology function. Given the highly transferable skills of these individuals, the Committee also specifically considered its retention objectives in setting their incentive compensation opportunities, and thus compared the general reasonableness of their total incentive compensation opportunities to market data provided by the Committee’s consultant. The Committee also considered the fact that each officer is relatively new to his respective position, and has a continued opportunity to grow in the position.

Under the Committee’s internal pay equity analysis based on scope of duties and responsibilities, Ms. Batcheler and, prior to his separation from the Company, Mr. Perez, were provided similar compensation opportunities at levels slightly less than those established for the other named executive officers. This was primarily as a result of internal equity considerations and relevant market data confirmed for the Committee that the lower incentive compensation opportunities were appropriate for these officers. Similar to Messrs. Gehring and Hawaux, the Committee also considered Ms. Batcheler’s newness to her role and her continued opportunity to grow in her position.
The fiscal 2010 incentive compensation opportunities were made solely in the Committee’s judgment based on its review and consideration of the factors described above.
5.	We note your disclosure at page 27 regarding your Human Resources Committee’s assessment of individual performance in connection with determining the Management Incentive Plan payouts. If material, please disclose the committee’s assessment with respect to the individual performance of each named executive officer.

Response: In future filings, the Company will disclose the additional information referenced in comment 5. The following is an example of the type of additional disclosure the Company would expect to include in future filings (within the “Third Consideration” disclosure). However, this example is provided based on the decision making processes employed for fiscal 2010. Future decisions may be impacted by other considerations and factors not mentioned here; the Company’s disclosure would be modified accordingly.
The Committee concurred with Mr. Rodkin’s assessment of the Company’s business performance during the year, and agreed with him that payouts at levels approximating 80% of the maximum amount authorized under the PBT performance metric would be generally appropriate prior to considering individual performance.
Third Consideration: How Did Each Named Executive Officer Individually Perform? The Committee generally seeks to provide actual MIP payouts to the named executive officers at a level approximately equal to the amount determined based on the PBT performance metric (for example, for fiscal 2010, approximately 80% of the high end of the payout range for target to maximum PBT performance). However, the Committee discussed the individual performance of each active named executive officer to determine whether to award a MIP payout at a level higher than, less than or equal to that 80% level. Mr. Rodkin’s evaluation of the individual contribution of each of these leaders assisted the Committee in approving the specific MIP payouts. The full Board’s evaluation of Mr. Rodkin’s performance was used in determining his actual payout amount.

With respect to Messrs. Rodkin, Gehring and Sharpe, the Board (for Mr. Rodkin) and the Committee (for Messrs. Gehring and Sharpe) determined based on its subjective assessment that each had demonstrated individual performance in a manner justifying a payout at the generally authorized level. Each officer’s impact in helping to deliver the key fiscal 2010 accomplishments described on pages 20 and 21 of this section were the material considerations for the Committee and Board in their decision-making.
For Mr. Hawaux, Mr. Rodkin recommended a higher level of payout be authorized, and the Committee agreed. The significant accomplishments of the Consumer Foods segment during fiscal 2010 (some of which are described on page 20), as well as the Company’s continued successful roll-out of new information technology systems without issue, and Mr. Hawaux’s leadership in helping to deliver those accomplishments, were the material considerations for the Committee in making this decision.
With respect to Ms. Batcheler, the Committee authorized a payout that equated to 100% of the high end of the middle payout range. Factors considered by the Committee were achievement in controlling administrative cost and demonstrated growth in her role as a key advisor to Mr. Rodkin, senior management and the Company. However, her actual MIP payout amount was actually closer to 80% of the high end of the payout range to which she would have been entitled had the salary and MIP target provided to Ms. Batcheler in connection with her September 2009 promotion been in effect as of the start of fiscal 2010 (June 1, 2009). Despite his departure in December 2009, Mr. Perez remained eligible for a MIP award payout for fiscal 2010 pursuant to the Severance Agreement. Mr. Perez’ actual MIP award payout was subject to the Company’s achievement of the PBT performance metric described above, as certified by the Committee, but did not take into consideration individual performance due to his departure.
The Committee believes that the MIP awards paid to the named executive officers for fiscal 2010 are consistent with the level of accomplishment by the Company and the named individuals.
***

ConAgra Foods acknowledges that:
•	ConAgra Foods is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ConAgra Foods may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We would be willing to discuss with you any additional comments the Staff may have. Please contact me at 402-240-5381 with questions or comments on this response letter.

Very truly yours,
/s/ Gary M. Rodkin
Gary M. Rodkin
President and Chief Executive Officer

cc:	John F. Gehring
(Executive Vice President and Chief Financial Officer, ConAgra Foods, Inc.)

Colleen Batcheler
(Executive Vice President, General Counsel and Corporate Secretary, ConAgra Foods, Inc.)

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